Filed by Pacific Energy Partners, L.P.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934
Subject Company:  Pacific Energy Partners, L.P.
Commission File No. 1-31345

IMPORTANT REMINDER

October 16, 2006

Dear Fellow Unitholder:

We have previously mailed to you proxy materials relating to the Special Meeting of Unitholders of Pacific Energy Partners, L.P. (“Pacific”) to be held on Thursday, November 9, 2006, for the purpose of voting on the proposed merger of Pacific into Plains All American Pipeline, L.P. (“Plains”), and the merger agreement related thereto.  According to our latest records, we have not received your voting instructions for this important Special Meeting.  Your vote is important no matter how many Pacific units you hold.

The full board of directors of Pacific Energy Management LLC (the general partner of Pacific Energy GP, LP, Pacific’s general partner) has unanimously approved the merger agreement and determined that it is advisable and in the best interests of Pacific and Pacific’s unitholders.

You may use one of the following simple methods for promptly providing your voting instructions:

1.                Vote by Telephone.  Call the toll-free number listed for this purpose on your voting instruction form.  Have your 12-digit control number listed on the form ready and follow the simple instructions.

2.                Vote by Internet.  Go to the website www.proxyvote.com listed on your voting instruction form.  Have your 12-digit control number listed on the form ready and follow the simple instructions.

3.                Vote by Mail.  Sign, date and return your voting instruction form in the postage-paid return envelope provided.

If the merger agreement is approved and the merger is completed, each Pacific common unitholder (other than LB Pacific, LP) will be entitled to receive 0.77 Plains common units in exchange for each Pacific common unit such unitholder owns at the effective time of the merger.

For the reasons set forth in the Proxy Statement, dated September 29, 2006, your board of directors recommends that you vote “FOR” the proposal to be acted upon at the Special Meeting.

Thank you for your cooperation and continued support.

Sincerely,

/s/ Lynn T. Wood

Lynn T. Wood
Senior Vice President, General Counsel and Secretary

Investor Notice:

Pacific Energy and Plains All American Pipeline, L.P. (“Plains”) have filed a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission (“SEC”) with respect to the proposed merger of Pacific Energy with and into Plains, which joint proxy statement/prospectus has been declared effective by the SEC. The definitive joint proxy statement/prospectus has been sent to security holders of Pacific Energy and Plains seeking their approval of the merger and related transactions.  Investors and security holders are urged to carefully read the joint proxy statement/prospectus because it contains important information, including detailed risk factors, regarding Pacific Energy, Plains and the merger.  Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents containing information about Pacific Energy and Plains, without charge, at the SEC’s web site at www.sec.gov.  Copies of the definitive joint proxy statement/prospectus and the SEC filings that are incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by directing a request to Pacific Energy or Plains.  Pacific Energy or Plains and the officers and directors of the respective general partners of Pacific Energy or Plains may be deemed to be participants in the solicitation of proxies from their security holders in connection with the proposed transaction.  Information about these persons can be found in Pacific Energy’s or Plains’ respective Annual Reports on Form 10-K filed with the SEC, and additional information about such persons may be obtained from the joint proxy statement/prospectus.